CCC INFORMATION SERVICES GROUP INC. REPORTS SECOND QUARTER FINANCIAL RESULTS AND ANNOUNCES A REPURCHASE OF $210 MILLION OF ITS COMMON STOCK THROUGH A SELF-TENDER
                                      OFFER

            Plan Gives Stockholders the Opportunity to Realize Value; Company Well-Positioned to Continue to Execute Business Strategy


CHICAGO, JULY 22, 2004 - CCC Information Services Group Inc. (Nasdaq: CCCG) reported net income of $5.2 million, or $0.19 per share, for the second quarter ending June 30, 2004, compared to net income of $5.5 million, or $0.20 per share, for the same quarter in 2003.

Please review the charges highlighted in the table below when analyzing the company's second quarter results.


     Q2 2004 Charges          OPERATING      NET
(in millions, except EPS)      INCOME      INCOME     EPS
---------------------------------------------------------
Restructuring  Charge           $0.9       $0.5     $0.02

401(k)Plan Expense               0.8        0.5      0.02
                                -------------------------
TOTAL                           $1.7       $1.0     $0.04
                                =========================

For comparison purposes, the second quarter of 2003 included a restructuring charge of $1.1 million, or $0.02 per share.

Revenue for the second quarter increased 2.9 percent to $49.5 million, compared to $48.1 million for the same quarter in 2003. Operating income was $8.6 million, compared to operating income of $8.9 million for the same quarter in 2003. Operating margin was 17.5 percent, compared to 18.6 percent for the same quarter in 2003.

Revenue for the first six months of 2004 was $99.1 million, an increase of 3.4 percent over the $95.8 for the first half of 2003. Operating income for the first six months of the year was $18.6 million, compared to $18.7 million for the first six months of 2003.

The product portfolio revenues for the second quarter, including a comparison to the same quarter in 2003, are shown in the table below:

($  IN  000'S)
                                     Q1         Q2        Q2      % Change vs.
Portfolio                           2004       2004      2003      Prior Year
------------------------------------------------------------------------------
CCC  Pathways                     $31,174     $31,255     $29,494      6.0%
CCC  Valuescope                    10,139      10,161      10,239     (0.8)%
Workflow                            6,258       6,541       6,638     (1.5)%
Information  Services  Products       502         504         488      3.3%
Other                               1,530       1,012       1,238    (18.3)%
                                  --------------------------------------------
Total                             $49,603     $49,473     $48,097      2.9%
                                  ============================================

Key  revenue  highlights  for  the  quarter  were  the  following:

- The CCC Pathways portfolio benefited from the continued growth of our estimating solutions in the repair facility channel, and increased revenue of the Recycled Parts Service to insurance carriers.

- CCC Valuescope experienced additional transactions toward the end of the quarter, as a significant new customer was implemented.

- The Workflow portfolio grew 4.5 percent sequentially, as strong interest continued for CCC Autoverse during the quarter. However, year over year revenue declined 1.5 percent, due to lower EZNet transaction frequency.

- Other revenue decreased in line with the company's plan to exit the customer hardware business.

Revenue, operating expenses and income for the second quarter, compared to the same quarter in 2003, are as follows:

($  IN  000'S)
                                              Q1       Q2       Q2       % Change vs
                                             2004     2004     2003       Prior Year
-------------------------------------------------------------------------------------
REVENUE                                    $49,603  $49,473  $48,097        2.9%

EXPENSES
  PRODUCTION  AND  CUSTOMER  SUPPORT         8,349    7,807    7,754        0.7
  COMMISSIONS,  ROYALTIES  AND  LICENSES     3,174    3,145    3,013        4.4
  SELLING,  GENERAL AND ADMINISTRATIVE      17,930   19,105   17,150       11.4
  DEPRECIATION  AND  AMORTIZATION            2,103    1,805    2,014      (10.4)
  PRODUCT  DEVELOPMENT AND PROGRAMMING       8,037    8,089    8,156       (0.8)
  RESTRUCTURING  CHARGES                         -      886    1,061      (16.5)
                                           -------------------------
TOTAL  OPERATING  EXPENSES                 $39,593  $40,837  $39,148        4.3%
                                           -------------------------

OPERATING  INCOME                          $10,010   $8,636   $8,949       (3.5)%
                                           =========================
OPERATING  MARGIN                             20.2%    17.5%    18.6%
                                           =========================

Key  operating  expense  highlights  for  the  quarter  were  the  following:

- Production and customer support expenses declined 6.5 percent from first quarter as we achieved improved service levels and efficiencies with our new customer support model.

- Selling, General and Administrative expenses were $19.1 million for the second quarter compared to $17.2 million last year. The charge for the 401(k) plan of $0.8 million, mentioned in the table earlier, was included in Selling, General and Administrative expenses. Additionally, the company incurred expense of $0.9 million for its industry conference, which was held in the second quarter this year, compared to the first quarter of 2003.

- Product development and programming expenses remained steady as CCC continues to invest in the development of its new products such as subrogation, shop management, salvage, and reinspection solutions.

- During the second quarter of 2004, we recorded a charge of $0.9 million for a realignment of our organization. The restructuring will allow us to better streamline and focus our implementation process and improve our overall sales and support execution.


The company issued the following guidance for the third quarter and full year 2004:

- Revenue growth for the third quarter and full year is expected to be in the 3 to 4 percent range. This is a change from our previous guidance of 3 to 5 percent.

- Operating income for the third quarter is expected to be in the range of $12 to $13 million. Operating income for the full year should be in the range of $43 to $45 million, including the impact of the charges taken in the second quarter of $1.7 million. Operating margins are expected to increase for the remainder of the year to a full year range of 22 to 23 percent.

- Earnings per share for the third quarter is expected to be in the $0.27 to $0.29 per share range. The increase in earnings per share from first and second quarter results can be attributed to the anticipated cost savings of the realignment and revenue growth for the quarter. The forecast for full year earnings per share is $0.96 to $1.00 per share range. This estimate includes the $0.04 per share effect of the charges taken this quarter. (The fully diluted share base of 27.9 million is being used to calculate the EPS figure).

Please note that this guidance excludes the effects of the tender offer transaction discussed below:

SELF-TENDER OFFER

The company's Board of Directors has authorized a self-tender offer to repurchase up to $210 million of its common stock at a price of $18.75 per share. If the tender, as we anticipate, is fully subscribed then 11.2 million shares will be repurchased, representing approximately 37% of the approximately
30.4 million shares available for tender. The repurchases will be made through a fixed price tender offer in which all of CCC's stockholders, vested option holders and warrant holders, including employee benefit plans, will be given the opportunity to sell a portion of their shares at a price of $18.75 per share, without incurring any brokerage fees or commissions. This represents a premium of approximately 26% over July 21, 2004 closing stock price of $14.90. The offer to purchase shares will commence July 26th and will expire at 12:00 midnight, New York City time on August 23, 2004, unless extended by the company. If the number of shares tendered is greater than 11,200,000, purchases will be made on a pro rata basis from shareholders tendering.

"This offer provides our stockholders with the opportunity to monetize a portion of their investments in CCC at a premium over the recent stock price. At the same time, it allows us to enhance stockholder value over the long-term and continue to execute our strategic plan." said Githesh Ramamurthy, Chairman and Chief Executive Officer said, "The tender offer follows an intensive review and evaluation of the company's strategic investment alternatives which reinforced our belief that CCC is an industry leader and our stock is an attractive investment opportunity."

The company's largest stockholder, White River Ventures, Inc. has stated its intention to fully participate in the tender offer, but anticipates its ownership percentage will not change materially since they expect that substantially all of the shares available for tender will be tendered. This stockholder holds 9,041,999 million shares, including its warrants, and represents approximately 30% of the shares available for tender.

It is anticipated that the self-tender offer will be funded by a term loan facility of approximately $177.5 million and the company's excess cash on hand. Financing is being arranged on a best efforts basis. As a result, the tender offer will be subject to the receipt of this financing on terms satisfactory to CCC, as well as other customary conditions. The offer is not contingent upon any minimum number of shares being tendered.

The company's transfer agent, Computershare, will act as depositary agent, and Georgeson Shareholder Communications will serve as the information agent for the transaction. The offer to purchase and related documents are being mailed to stockholders of record and will be made available for distribution to beneficial owners of CCC's shares. For questions or information, please call the information agent toll free at (800) 255-4719.

This press release is intended for information purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of any class of CCC's common stock. The solicitation of offers to buy shares of CCC common stock will only be made pursuant to the offer to purchase and related materials that CCC will send to its stockholders shortly. Stockholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the tender offer. Stockholders will be able to obtain the offer to purchase and related materials for free at the SEC's website at WWW.SEC.GOV or from our information agent, Georgeson Shareholder Communications, Inc., by calling (800) 255-4719.

Once the tender offer is complete, the company will update its financial guidance to reflect the effects of the transaction.

The company will be hosting its second quarter earnings call to discuss results at 10:00 AM EDT. A live web cast will be made available at WWW.CCCIS.COM. For additional information about CCC's second quarter results, please refer to the company's Form 10-Q, which was filed this morning.

ABOUT  CCC

CCC Information Services Group Inc. (NASDAQ: CCCG), headquartered in Chicago, is a leading supplier of advanced software, communications systems, Internet and wireless-enabled technology solutions to the automotive claims and collision repair industries. Its technology-based products and services optimize efficiency throughout the entire claims management supply chain and facilitate communication among approximately 21,000 collision repair facilities, 350 insurance companies, and a range of industry participants. For more information about CCC Information Services, visit CCC's Web site at www.cccis.com.

This release contains statements that constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 and are subject to the safe harbor provisions of those sections and the Private Securities Litigation Reform Act of 1995. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, including those described in the Company's filings with the SEC, and that actual results or developments may differ materially from those in the forward-looking statements. Specific factors that might cause actual results to differ from expectations include, but are not limited to, competition in the automotive claims and collision repair industries, the ability to develop new products and services, the ability to protect trade secrets and proprietary information, the ability to generate the cash flow necessary to meet the Company's obligations, the outcome of certain legal proceedings, the inability of the company to complete the tender offer on the terms described or at all, and other factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis, judgment, belief or expectation only as of the date hereof. The Company has based these forward-looking statements on information currently available and disclaims any intention or obligation to update or revise any forward-looking statement.



                       CCC INFORMATION SERVICES GROUP INC.
                                AND SUBSIDIARIES

                  CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)

                                            THREE MONTHS ENDED   SIX MONTHS ENDED
                                                  JUNE 30,          JUNE 30,
                                            -------------------------------------
                                               2004      2003      2004      2003
                                            -------------------------------------
Revenues . . . . . . . . . . . . . . . . .  $49,473   $48,097   $99,076   $95,829
Expenses:
 Production and customer support . . . . .    7,807     7,754    16,156    15,098
 Commissions, royalties and licenses . . .    3,145     3,013     6,319     5,430
 Selling, general and administrative . . .   19,105    17,150    37,035    35,716
 Depreciation and amortization . . . . . .    1,805     2,014     3,908     3,944
 Product development and programming . . .    8,089     8,156    16,126    15,852
 Restructuring charges . . . . . . . . . .      886     1,061       886     1,061
                                            -------------------------------------
Total operating expenses . . . . . . . . .   40,837    39,148    80,430    77,101

Operating income . . . . . . . . . . . . .    8,636     8,949    18,646    18,728

Interest expense . . . . . . . . . . . . .     (126)     (165)     (272)     (387)
Other income, net. . . . . . . . . . . . .       80        67       167       156
Equity in income of ChoiceParts investment       94        12       203         6
                                            -------------------------------------
Income before income taxes . . . . . . . .    8,684     8,863    18,744    18,503

Income tax provision . . . . . . . . . . .   (3,341)   (3,369)   (7,194)   (7,038)
                                            -------------------------------------
Net income . . . . . . . . . . . . . . . .  $ 5,343   $ 5,494   $11,550   $11,465
                                            =====================================


PER SHARE DATA:
Income per common share:
 Basic . . . . . . . . . . . . . . . . . .  $  0.20   $  0.21   $  0.43   $  0.44
                                            =====================================
 Diluted . . . . . . . . . . . . . . . . .  $  0.19   $  0.20   $  0.41   $  0.41
                                            =====================================
Weighted average shares outstanding:
 Basic . . . . . . . . . . . . . . . . . .   26,643    26,224    26,558    26,187
 Diluted . . . . . . . . . . . . . . . . .   27,824    27,630    27,875    27,682


The  accompanying  notes  are  an  integral part of these consolidated financial statements.


                       CCC INFORMATION SERVICES GROUP INC.
                                AND SUBSIDIARIES

                       CONSOLIDATED INTERIM BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                  (UNAUDITED)


                                                                                      JUNE 30,    DECEMBER 31,
                                                                                        2004         2003
                                                                                     -------------------------
ASSETS
Cash and cash equivalents . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  37,747   $      20,755
Short-term investments. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          -           7,004
Accounts receivable (net of allowances of $2,600 and $2,943 at June 30, 2004
   and December 31, 2003, respectively) . . . . . . . . . . . . . . . . . . . . . .     14,174          10,247
Other current assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      8,632           8,369
                                                                                     -------------------------
Total current assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     60,553          46,375
Property and equipment (net of accumulated depreciation of $36,964 and
   $36,211 at June 30, 2004 and December 31, 2003, respectively). . . . . . . . . .     12,357          12,776
Intangible assets (net of accumulated amortization of  $1,141 and $713 at June 30,
 2004 and December 31, 2003, respectively). . . . . . . . . . . . . . . . . . . . .      1,726           2,153
Goodwill. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     15,747          15,747
Deferred income taxes (net of valuation allowance of $11,599 at June 30, 2004
   and December 31, 2003) . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      8,734           9,127
Investments . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        468             265
Other assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .        121             292
                                                                                     -------------------------
Total assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $  99,706   $      86,735
                                                                                     =========================

LIABILITIES AND STOCKHOLDERS' EQUITY
Accounts payable. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $   6,822   $       5,937
Accrued expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     16,226          16,522
Income taxes payable. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .          -           1,602
Deferred revenues . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      7,883           7,930
Other current liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . .         29              97
                                                                                     -------------------------
Total current liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     30,960          32,088
Other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      2,029           3,064
                                                                                     -------------------------
Total liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     32,989          35,152
                                                                                     -------------------------

Commitments and contingencies

Preferred stock ($1.00 par value, 100 shares authorized, issued and outstanding). .          -               -
Common stock ($0.10 par value, 40,000,000 shares authorized, 26,735,699 and
   26,376,839 shares outstanding at June 30, 2004 and December 31, 2003,
   respectively). . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      3,070           3,034
Additional paid-in capital. . . . . . . . . . . . . . . . . . . . . . . . . . . . .    135,138         131,590
Accumulated deficit . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    (25,288)        (36,838)
Treasury stock, at cost (4,094,665 common shares in treasury at
   June 30, 2004 and December 31, 2003) . . . . . . . . . . . . . . . . . . . . . .    (46,203)        (46,203)
                                                                                     -------------------------
Total stockholders' equity. . . . . . . . . . . . . . . . . . . . . . . . . . . . .     66,717          51,583
                                                                                     -------------------------
Total liabilities and stockholders' equity. . . . . . . . . . . . . . . . . . . . .  $  99,706   $      86,735
                                                                                     =========================

The  accompanying  notes  are  an  integral part of these consolidated financial statements.







                       CCC INFORMATION SERVICES GROUP INC.
                                AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                        SIX MONTHS ENDED
                                                                                             JUNE 30,
                                                                                          2004       2003
                                                                                      -------------------
Operating Activities:
  Net income. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $11,550   $ 11,465
    Adjustments to reconcile net income to net cash provided by operating activities:
      Restructuring charges . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      886      1,061
      Equity in net income of ChoiceParts . . . . . . . . . . . . . . . . . . . . . .     (203)        (6)
      Depreciation and amortization of property and equipment . . . . . . . . . . . .    3,481      3,658
      Amortization of intangible assets . . . . . . . . . . . . . . . . . . . . . . .      428        286
      Deferred income tax provision . . . . . . . . . . . . . . . . . . . . . . . . .      393        359
      Compensation expense related to issuance of restricted stock. . . . . . . . . .       23          -
      Other, net. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       65         65
  Changes in:
      Accounts receivable, net. . . . . . . . . . . . . . . . . . . . . . . . . . . .   (3,928)      (574)
      Other current assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (224)      (713)
      Other assets. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      170        156
      Accounts payable. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      885     (2,607)
      Accrued expenses. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (1,165)    (6,744)
      Income taxes payable. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .     (934)     1,108
      Deferred revenues . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .      (47)       720
      Other current liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . .       91        (62)
      Other liabilities . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (1,035)      (725)
                                                                                       ------------------
  Net cash provided by operating activities . . . . . . . . . . . . . . . . . . . . .   10,436      7,447
                                                                                       ------------------
Investing Activities:
      Capital expenditures. . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   (3,089)    (1,939)
      Maturity of short-term investments. . . . . . . . . . . . . . . . . . . . . . .    7,004          -
      Acquisition of Comp-Est, Inc. . . . . . . . . . . . . . . . . . . . . . . . . .        -    (13,205)
                                                                                       ------------------
  Net cash provided by (used for) investing activities. . . . . . . . . . . . . . . .    3,915    (15,144)
                                                                                       ------------------
Financing Activities:
      Proceeds from exercise of stock options . . . . . . . . . . . . . . . . . . . .    2,583        855
      Proceeds from employee stock purchase plan. . . . . . . . . . . . . . . . . . .      216        190
      Payment of principal and interest on notes receivable from officer. . . . . . .        -      1,506
      Principal repayments of capital lease obligations . . . . . . . . . . . . . . .     (158)      (235)
                                                                                       ------------------
  Net cash provided by financing activities . . . . . . . . . . . . . . . . . . . . .    2,641      2,316
                                                                                       ------------------

  Net increase (decrease) in cash and cash equivalents. . . . . . . . . . . . . . . .   16,992     (5,381)
      Cash and cash equivalents:
      Beginning of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .   20,755     20,200
                                                                                       ------------------
      End of period . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  $37,747   $ 14,819
                                                                                       ==================

Supplemental Disclosure:
  Cash paid:
      Interest. . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .       81        123
      Taxes . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .    6,213      5,572


The  accompanying  notes  are  an  integral part of these consolidated financial statements.